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08001070

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MolAT.

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MAR 06 2008

THOMSON FINANCIAL

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FILE NO. 82- 04424 FISCAL YEAR 12-31-07

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DAT : 3/5/08

082-04884

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2008 FEB 29 A 11:21

AR/S
12-31-07

MOL Group 2007 fourth quarter and full year preliminary results

INVESTOR RELATIONS

MOL

STRONG RESULTS FOR THE 3RD CONSECUTIVE YEAR

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2007 fourth quarter and full year preliminary results. This report contains consolidated financial statements for the period ended 31 December 2007 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

MOL Group financial results

(IFRS), in HUF billion	Q4 2006	Q4 2007	Ch %	FY 2006	FY 2007	Ch %
Net sales revenues	627.9	785.3	25	2,891.1	2,592.8	(10)
EBITDA restated[2]	82.1	127.0	55	541.2	493.9	(9)
Operating profit excl. special items as previously reported[2] [3]	43.4	64.6	49	312.1	286.6	(8)
Operating profit restated[2]	45.9	91.7	100	408.4	353.6	(13)
Operating profit excl. special items restated[2] [3]	46.7	67.4	44	325.6	297.6	(9)
Net financial expenses/(gain)	10.8	(11.8)	n.a.	37.6	16.5	(56)
Net income	22.6	94.3	317	329.5	254.1	(23)
Net income excl. special items[4]	18.7	73.5	293	213.8	205.1	(4)
Net income excl. special items & Magnolia impact [5]	33.7	56.9	69	227.9	218.0	(4)
Operating cash flow	125.1	57.8	(54)	529.5	317.6	(40)
Basic EPS [6]	245	1,259	414	3,424	3,013	(12)
Basic EPS excl. special items & Magnolia impact [5] [6]	365	759	108	2,368	2,586	9

(IFRS), in USD million	Q4 2006	Q4 2007	Ch %	FY 2006	FY 2007	Ch %
Net sales revenues	3,112.0	4,501.0	45	13,734.4	14,105.0	3
EBITDA restated[2]	408.0	728.0	78	2,571.0	2,688.0	5
Operating profit excl. special items as previously reported[2] [3]	214.8	370.1	72	1,482.5	1,559.5	5
Operating profit restated[2]	227.3	525.0	131	1,940.1	1,923.8	(1)
Operating profit excl. special items restated[2] [3]	230.0	386.4	68	1,546.9	1,619.0	5
Net financial expenses/(gain)	53.5	(67.6)	n.a.	178.6	89.8	(50)
Net income	111.9	540.4	383	1,565.3	1,382.5	(12)
Net income excl. special items[4]	92.7	421.4	355	1,015.5	1,115.6	10
Net income excl. special items & Magnolia impact [5]	166.9	325.9	95	1,082.7	1,186.2	10
Operating cash flow	619.6	331.2	(47)	2,515.4	1,821.1	(28)
Basic EPS [6]	1.2	7.2	495	16.3	16.4	1
Basic EPS excl. special items & Magnolia impact [5] [6]	1.8	4.3	141	11.2	14.1	25

[1] In converting HUF financial data into USD, the following average NBH rates were used: for Q4 2006: 201.9 HUF/USD, for FY 2006: 210.5 HUF/USD, for Q4 2007: 174.5 HUF/USD, for FY 2007: 183.8 HUF/USD.

[2] The Group has changed its accounting policy to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax has been recorded as operating expense.

[3] Operating profit excludes the one-off gain and the profit of the gas subsidiaries sold (Wholesale and Storage)of HUF 82.8 bn in 2006 and in FY 2007 the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised and subsequent settlement from E.ON in connection with the gas business sales of HUF 44.2 bn, of which HUF 26.8 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007, the payment of which is expected to take place in Q1 2008.

[4] Net income in addition to adjustments detailed in [3] excludes the benefit from MOL Plc's tax holiday (HUF 33.0 bn calculated at 16% tax rate) in FY 2006.

[5] Net income in addition to adjustments detailed in [4] excludes the non-cash fair valuation difference of the conversion option of Magnolia.

[6] Data in HUF and USD, respectively.

In Q4 2007 we achieved a remarkable profit improvement: operating profit excluding special items increased by 68% in USD-terms as strong increase in downstream and petrochemical sales volumes (up 20% and 9%, respectively), strong crude prices as well as improving crack spreads compensated for lower hydrocarbon production and lower integrated petrochemical margins. Operating profit in HUF-terms has increased by 44% to HUF 67.4bn in Q4 2007 due to 14% depreciation of USD vs. HUF.

In FY 2007, operating profit excluding special items improved by 5% in USD-terms . Net profit excluding special items improved by 10% in USD-terms, while it narrowed by 4% in HUF-terms in 2007 y-o-y. Net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and cleaned of special items was USD 1,186.2 mn (up 10% year-on-year).

- **Exploration & Production** operating profit for FY 2007 was USD 440 mn down 25% year-on-year (HUF 80.8 bn down 34%). In Q4 2007, operating profit increased by 49% year-on-year (in USD-terms) to USD 115 mn, mainly due to strong crude price environment.
- **Refining & Marketing** operating profit amounted to USD 938 mn in FY 2007, up 13% year-on-year (stable in HUF-terms at HUF 172.5 bn). In Q4 2007, operating profit increased by 129% in USD-terms, boosted by strong volumes and higher crack spreads.
- The **Petrochemical** segment's operating profit doubled to an all time high level of USD 221 mn in FY 2007 (HUF 40.6 bn). In Q4 2007, however, operating profit in USD terms decreased by 57% year-on-year, due to eroding integrated petrochemical margin.
- **Gas Transmission** operating profit increased by 16% to USD 170 mn in FY 2007 (up 2% in HUF terms to HUF 31.3 bn). In Q4 2007, operating profit in USD-terms increased by 26% (up 9% in HUF terms), mainly due to higher domestic transmission revenue.
- **Corporate and other** operating profit of HUF 21.6 bn in FY 2007 includes a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value over the consideration for the minority interest acquired in the period. Furthermore, it includes subsequent settlement of HUF 44.2 bn from E.ON in connection with the gas business sales, of which HUF 17.4 bn was received in cash in Q3 2007 and a further HUF 26.8 expected to be settled in Q1 2008.
- **Net financial expense** decreased from HUF 37.6 bn in FY 2006 to HUF 16.5 bn in FY 2007. Financial expense in FY 2007 includes HUF 13.4 bn interest received, HUF 16.9 bn interest paid and HUF 13.0 bn non-realised fair valuation expense on the conversion option embedded in the capital security (Magnolia Finance Ltd.) as a result of the share price appreciation.
- **Income tax expense** more than doubled from HUF 38.4 bn in FY 2006 to HUF 84.4 bn in FY 2007. This was due to a corporate tax holiday at MOL Plc. in FY 2006 and the different accounting treatment of options for IFRS and tax purposes in connection with MOL shares held by third parties.
- **Capital expenditure** and investments increased to HUF 363.3 bn (USD 2.0 bn) in FY 2007, compared to the HUF 187.2 bn (USD 0.9 billion) in FY 2006 as a result of the TVK share acquisition (HUF 49.6 bn), IES and Tifon acquisitions. Net debt at the end of FY 2007 was HUF 503.6 bn, while our gearing ratio (net debt divided by the sum of net debt and total equity) was 35.5% as a result of transactions done within the framework of capital optimisation program.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

Following two excellent years, we continued to achieve record results in 2007 with USD 2.4 bn clean EBITDA which corresponds to a 19% ROACE excluding one-off items. Operating profit excluding special items increased by 5% in USD terms, although the weaker USD led to a 9% decrease in HUF terms.

We achieved these results in an industry environment characterised by strong crude prices, healthy crack spreads and petrochemical margins but much weaker US dollar. The high efficiency of our refineries and the full utilisation of new production capacities in our Petrochemical business coupled with increased sales efforts contributed to these favourable results.

2007 was also characterised by progress in several key strategic areas with a number of transactions. Just to highlight the most significant ones, we acquired the IES refinery in Italy and Tifon, the Croatian retail company. Furthermore, we created a strategic alliance with CEZ thereby enhancing our energy integration. In the Upstream business, we acquired new international exploration blocks and developed important alliances in Qatar, Libya and India. As part of our organic growth strategy, we decided a development program in Duna refinery which will result in an additional 1.3 mn tonnes gasoil from 2011 onwards.

As demonstrated by these transactions we have had a very active year and are determined to continue this level of activity in 2008 as well, capitalising on both organic and external opportunities.

Overview of the environment

Global economic growth remained robust in 2007, although it has started to moderate in developed countries, primarily in the US. Q4 2007 saw continued financial turmoil stemming from the subprime mortgage problems in the US. The liquidity crisis, which followed the decline in investors' risk appetite, led to recurring intervention by the central banks. Though the US FED has started a quick monetary easing, there are some doubts on its ability to avoid a recession, as the housing market slump continues, exacerbated by a more wide-spread financial deterioration. The subsequent weakness of the USD resulted in the lowest HUF/USD quarterly average rate since ten years. Eurozone economies demonstrated more solid growth, but given concerns around the future performance, the ECB is not expected to raise its key interest rate, despite inflation fears. Meanwhile, growth in emerging countries remained solid. However, the effect of the recent financial developments on the real economies (hardly felt in 2007) is still unclear.

Oil prices rose through the year, from around 50 USD/bbl in January to nearly 100 USD/bbl by the end of December, on the back of concerns over supply, and recently on expectations that robust growth in emerging countries will be decoupled from the weakness in OECD countries. The average Brent price in Q4 2007 was 88.5 USD/bbl, 48% higher than in Q4 2006 and 18% above the Q3 2007 average. Nevertheless, the average crude price in 2007 did not change materially in HUF-terms.

Oil demand was up by 1.8% to an average of 87.2 mn bbl/day in Q4 2007, according to IEA data. Average demand growth remained moderate in FY 2007, at 1.2%, partly in response to the record prices. OPEC countries implemented their 0.5 mn bbl increase in production, which reduced spare capacity to below comfortable levels. Moreover, cost run-ups and consequent project delays have resulted in lower than expected increase in non-OPEC supply, which, combined with continuing drop in stocks and looming fears of further supply problems led to higher prices.

Refinery margins were still well above their historical average as supply/demand dynamics for the sector remain favourable. Margins improved, both compared to Q4 2006 and Q3 2007, but could not keep pace with the strengthening oil prices in Q4 2007. Gasoline crack spread (FOB Rotterdam price on Brent crude, in USD/ton) increased by 47.4%, while diesel crack spread gained 29.6% year-on-year in USD-terms in Q4 2007, compared to a weak margin environment a year ago. The FY 2007 average crack spreads were 16.9% higher for gasoline and 6.3% higher for diesel than in FY 2006.

In Hungary, GDP growth has slowed further, despite the relative strength of exports. Both household and government spending decreased in real terms and the 2007 budget deficit was lower than expected. The negative effects of the austerity measures have started affecting economic performance and are expected to weigh on growth in the near future. Continuing inflation threats meant that the National Bank could only lower its interest rate by 50bp. Meanwhile, the road transportation, which is the major driver of fuel demand, has increased dramatically this year (up 21% in Q1-Q3 2007 year-on-year on the basis of freight ton kilometres). Domestic fuel prices have moved in line with international markets and were still below the levels seen through 2006 in real terms. Fuel demand continued to grow by 4.2% in FY 2007 year-on-year (3.7% for gasoline and 4.5% for diesel).

In Q4 2007 the Slovak economy remained extremely dynamic, with real GDP growth reaching 9% in FY 2007. Average domestic fuel prices did not rise in FY 2007 compared to 2006, since world market shocks were offset by a stronger SKK. Diesel demand grew by around 3.6%, while gasoline demand rose –marginally by around 0.8% year-on-year.

Exploration and Production

Segment IFRS results (in HUF bn)

Q3 2007	Q4 2007	Q4 2006	Ch. %	Exploration & Production	2006	2007	Ch. %
34.2	29.8	27.5	8	EBITDA	159.0	120.9	(24)
20.1	20.1	15.6	29	Operating profit/(loss)	122.9	80.8	(34)
14.1	18.7	55.8	(66)	CAPEX and investments[1]	79.6	56.1	(30)

Key segmental operating data

Q3 2007	Q4 2007	Q4 2006	Ch. %	HYDROCARBON PRODUCTION (gross figures before royalty)	2006	2007	Ch. %
541	521	534	(2)	**Crude oil production (kt) ***	2,167	2,122	(2)
203	188	219	(14)	Hungary	857	799	(7)
338	333	315	6	International	1,310	1,323	1
642	662	796	(17)	**Natural gas production (m cm, net dry) ****	3,079	2,546	(17)
627	648	779	(17)	Hungary	3,028	2,488	(18)
15	14	17	(18)	International	51	58	14
47	43	50	(14)	**Condensate (kt)**	216	172	(20)
45	49	61	(20)	**LPG and other gas products (kt)**	243	198	(19)
91,197	90,348	101,905	(11)	**Average hydrocarbon prod. (boe/d)**	102,618	90,506	(12)

*Excluding separated condensate

**Domestic production, excluding original cushion gas production from gas storage.

Q3 2007	Q4 2007	Q4 2006	Ch. %	Realised hydrocarbon price	2006	2007	Ch. %
59.2	69.3	45.5	52	Average realised crude oil and condensate price (USD/bbl)	49.8	56.2	13
54.0	61.9	48.0	29	Average realised total hydrocarbon price (USD/boe)	49.5	53.4	8

In Q4 2007, Upstream operating profit increased by 29% year-on-year to HUF 20.1 bn. Higher prices adjusted by the negative impact of a weaker USD exchange rate resulted in a HUF 12 bn operating profit increase. Production volumes were lower mainly as a consequence of Szőreg disposal and profits were impacted by non-recurring cost items in the fourth quarter. **For the full year, the operating profit of the E&P segment** was HUF 80.8 bn (USD 440 m) in FY 2007, declined by 34% year-on-year in HUF and 25% in USD terms. The weaker USD against the HUF (down by 13% year-on-year) alone resulted in a negative impact of HUF 31 bn on operating profit. Lower production levels also had a negative impact on operating profit, which was partially compensated by higher realized hydrocarbon prices.

Hydrocarbon production for FY 2007 averaged at 90,506 boe/day, decreasing year-on-year by 12% in total, but only by 4% year-on-year if adjusted to a like-for-like basis (i.e.excluding the effect of the Szőreg-1 field disposal). **The volume decline slowed to under 1% from Q3 2007 to the Q4 2007**. Crude oil production declined marginally by 2% year-on-year as our acquisitions in Russia could partly offset the 7% production decrease from our mature domestic fields and the lower volumes from the ZMB field. At the same time, gas production dropped by 17% of which 14% decrease was caused by the suspended production of the Szőreg-1 field. Pakistani gas production increased by 14% year-on-year.

MOL upstream had a strong exploration performance in FY 2007. Out of the total 16 exploration wells tested, 8 resulted in commercial discoveries, or a drilling success rate of 50%. These successes highlight the attractiveness of MOL's Hungarian acreage position, where these positive results were encountered: we tested 13 wells of which 8 wells have been classified as gas producers, 5 wells were dry or failed to produce commercial quantities of hydrocarbons on testing and there were additional 2 wells under or waiting testing at the closing of this report. In our international acreages the two exploration wells drilled in Yemen Block 48 and our second well in the Federovskoye Block in Kazakhstan have not produced commercial quantities of hydrocarbons, but gave very important feedback and information to continue our activities in the said acreages in 2008: in Yemen, MOL asked for an extension of the exploration period and will prepare new G&G studies to incorporate the latest well results into the proven geological concept and will likely farm-out a part of its position with the approval of the Yemeni authorities. Additionally to tested wells, the deepening of the third well in our block in Kazakhstan, and a sidetrack from the very promising Mami Khel well in the Tal Block in Pakistan from 2007 are ongoing, with results probably available after testing during the first or second quarters of 2008, depending on drilling progress.

Upstream revenues decreased by HUF 55.6 bn in FY 2007 year-on-year, mainly due to the suspension of Szőreg-1 field. In addition, favourable quotation price increases could not compensate for the negative impact of the weak USD. Revenues from our international upstream operations exceeded 25% of total divisional net revenue for the first time. At the same time, **expenditures** were lower by only HUF 13.5 bn year-on-year. Royalties on Hungarian production were HUF 27.3 bn lower due to lower volumes and exchange rate movements, but these impacts were somewhat mitigated by a higher regulated gas wholesale price (the basis of gas royalty). The extra mining royalty accounted for HUF 66.2 bn of the total of HUF 97.1 bn Hungarian royalty bill. The mining royalty and export duty paid by the ZMB JV decreased by HUF 7.0 bn year-on-year to HUF 39.9 bn. In Yemen no commercially viable discoveries were made, which led to a write-off of the drilling and testing expenses of HUF 5.0 bn in 2007. **Unit opex** (excluding DD&A) for total hydrocarbon production in FY 2007 was maintained at a very competitive level of 4.1 USD/boe, despite the unfavourable FX change and the decreasing volumes.

Upstream Capex and investments were down by 30%, from HUF 79.6 bn (USD 378 million) in FY 2006 to HUF 56.1 bn (USD 305 million) in FY 2007, as this year the focus was on organic exploration and development capex, and the base period also reflected the purchase price of Russian production company Baitex. Capex spending in 2007 included the acquisition cost (HUF 8.9 bn or USD 48 million) of Russian company Matjushkinskaya Vertical, which is a modest risk exploration asset with existing discoveries. During 2007, 20% of our capital investments or HUF 11.2 bn (USD 61 million) was used for development projects in Hungary, a total of HUF 10.3 bn (USD 56 million) was spent on international development projects (ZMB field - HUF 3.5 bn, Manzalai field in Pakistan - HUF 0.8 bn, new field development in Baitex - HUF 0.6 bn and Matjushkinskaya - HUF 5.4 bn) 18% of total. 16% of our spend or HUF 9.0 bn (USD 49 million) was spent on Hungarian and a further 14% or HUF 7.6 bn (USD 41 million) on international exploration projects, mainly in Yemen, Pakistan and Kazakhstan (HUF 4.5 bn, HUF1.3 bn and HUF 1.2 bn), bringing total exploration spend to USD 90 million.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q3 2007	Q4 2007	Q4 2006	Ch. %	Refining & Marketing	2006	2007	Ch. %
63.0	54.2	34.5	57	EBITDA	237.5	235.7	(1)
47.2	38.4	19.5	97	Operating profit/(loss)	175.3	172.5	(2)
10.9	170.1	39.2	334	CAPEX and investments[1]	74.8	202.5	171
Q3 2007	**Q4 2007**	**Q4 2006**	**Ch. %**		**2006**	**2007**	
47.2	38.4	19.5	97	Reported EBIT	175.3	172.5	(2)
(9.4)	(14.0)	14.5	n.a.	Replacement modification	(6.7)	(32.1)	379
37.8	24.4	34.0	(28)	Estimated clean CCS	168.6	140.4	(17)

Key segmental operating data

Q3 2007	Q4 2007	Q4 2006	Ch. %	REFINERY PROCESSING (kt)	2006	2007	Ch. %
205	185	230	(20)	Domestic crude oil	852	800	(6)
3,239	3,441	2,758	25	Imported crude oil	11,673	12,487	7
39	41	50	(19)	Condensates	214	162	(25)
723	835	612	36	Other feedstock	2,371	2,854	20
4,206	**4,502**	**3,650**	**23**	**TOTAL REFINERY THROUGHPUT**	**15,110**	**16,303**	**8**
167	212	228	(7)	Purchased and sold products	672	708	5
Q3 2007	**Q3 2007**	**Q4 2006**	**Ch. %**	**REFINERY PRODUCTION (kt)**	**2006**	**2007**	**Ch. %**
787	850	618	38	Motor gasoline	2,740	3,059	12
1,700	1,785	1,398	28	Gas and heating oil	5,920	6,429	9
456	455	460	(1)	Naphtha	1,838	1,798	(2)
818	914	750	22	Other products	2,900	3,208	11
3,761	**4,004**	**3,226**	**24**	**TOTAL PRODUCT**	**13,398**	**14,494**	**8**
35	35	48	(27)	Refinery loss	157	144	(8)
410	463	376	23	Own consumption	1,555	1,665	7
4,206	**4,502**	**3,650**	**23**	**TOTAL REFINERY PRODUCTION**	**15,110**	**16,303**	**8**
Q3 2007	**Q4 2007**	**Q4 2006**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**2006**	**2007**	**Ch. %**
1,377	1,270	1,313	(3)	Hungary	4,804	4,857	1
432	408	384	6	Slovakia	1,471	1,532	4
1,710	1,969	1,343	47	Other markets	5,814	6,705	15
3,519	**3,647**	**3,040**	**20**	**TOTAL CRUDE OIL PRODUCT SALES**	**12,089**	**13,094**	**8**
Q3 2007	**Q4 2007**	**Q4 2006**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**2006**	**2007**	**Ch. %**
845	818	672	22	Motor gasoline	2,955	3,140	6
1,841	1,951	1,606	21	Gas and heating oils	6,384	6,947	9
833	878	762	15	Other products	2,750	3,007	9
3,519	**3,647**	**3,040**	**20**	**TOTAL CRUDE OIL PRODUCT SALES**	**12,089**	**13,094**	**8**
521	535	516	(4)	o/w Retail segment sales	1,954	1,986	2
659	610	545	12	o/w Direct sales to other end-users*	2,129	2,334	10
656	**709**	**635**	**12**	**Petrochemical feedstock transfer**	**2,500**	**2,700**	**8**

*Motor gasoline, gas and heating oil sales

R&M EBIT for FY 2007 increased by 13 % in USD-terms (to USD 938.5 mn) compared to the same period of last year. In addition to the favourable crack spreads, the result was positively influenced by an 8% increase in sales volumes, favourable product slate due to previous investments and successful biofuel projects as well as the positive impact of inventory holding. However, EBIT in HUF-terms remained at the base value at HUF 172.5 bn as a consequence of the strengthening local currencies against dollar.

In Q4 2007, operating profit doubled both in USD and HUF-terms (increased by 129% and 97%, respectively), due to favourable crack spreads, higher sales volumes and the positive effect of inventory holding.

Further progress was made in the realisation of our growth strategy by acquiring the Croatian Tifon and the Italian IES, which have been operating as part of MOL Group since 1 November and 15 November 2007, respectively. A long-term agreement was concluded with CEZ, the Czech energy company to ensure the cost efficient energy supply of our refineries. The progress of our key VGO Hydrocrack project launched in May 2007, which targets to raise our diesel sales, is on schedule.

Group level sales volume increased by 8% year-on-year to 13,094 kt in FY 2007, due to the higher refinery capacity utilisation (lack of significant shut down), the higher volume of other product purchase and the consolidation of IES. As a result of our continuous marketing efforts direct sales to end-users increased above average, by 10% year-on-year. Sales mix improved further, as our diesel and heating oil sales grew above average: by 9% and our gasoline sales grew by 6% year-on-year. In addition, our petrochemical feedstock sales increased by 8% year-on-year.

In Q4 2007, our sales volumes increased by 20% (from 3 Mt to 3.6 Mt), due to the high refinery capacity utilization. In addition, the consolidation of IES added 252 kt to our sales volumes in Q4 2007. The 20% volume increase supported a 57 % increase in EBITDA in Q4 2007 (to HUF 54.2 bn), compared to base period.

We managed to increase sales in our most important and closest markets of Hungary, Slovakia and Austria, exceeding the regional fuel demand growth in FY 2007. The successful launch of motor gasoline with bio ethanol content ensured our quality leadership position. Our bio-diesel production unit in Hungary started its operation in January 2008.

Our gasoline sales in **Hungary** increased by 3.5 % and our diesel sales by 4.2 % in FY 2007. Motor gasolines are sold with 4.4 % (v/v) renewing fuel component content from 1st July 2007, fully meeting the legal regulations. By the end of 2007 only 4.4% (v/v) biodiesel content diesel was sold in Hungary. The introduction of motor gasoline with bioethanol content took place successfully, without any problem.

Our **Slovakian** gasoline and diesel sales were 9% and 7% higher than in FY 2007 compared to 2006, respectively, driven by demand expansion and the increasing number of both small and large customers. Nevertheless, we were able to expand our fuel sales in other markets as well, especially in Austria with 26 %, in the Czech Republic with 9%, in Poland with 7% increase and in the expanding market of Serbia with tripling sales.

Retail

Q3 2007	Q4 2007	Q4 2006	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	2006	2007	Ch. %
215.5	211.5	205.4	3.0	Motor gasoline	850.7	813.6	(4.4)
297.5	314.2	304.0	3.4	Gas and heating oils	1,076.3	1,142.9	6.2
7.6	9.3	6.5	43.1	Other products	26.7	29.0	8.6
520.6	**535.0**	**515.9**	**3.7**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,953.7**	**1,985.5**	**1.6**

The group operated **1,001 filling stations** as of December 31st 2007, (please see Appendix X for further details). **Total retail sales volumes** (incl. LPG and lubricant volumes) increased by 1.6% in FY 2007 compared to FY 2006 due to higher average throughput per site, the consolidation of IES and Tifon as well as by the expansion of our Serbian network.

Hungarian retail fuel sales volumes remained stable in FY 2007 compared to FY 2006 in a highly competitive environment. Hypermarkets' expansion continued, with the number of hyper filling stations reaching 61 by December 2007, compared to 52 in December 2006. Diesel sales increased by 0.9%, gasoline and LPG sales fell by 1.3% and 6.4%, respectively. We could maintain our fuel sales in a competitive environment, due to micro-market based competitive pricing and a reduced fuel price gap between Hungary and the neighbouring countries. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), decreased from 38.3% in 2006 to 36.7% in 2007. This reduction was caused mainly by a 3.9% decrease in fleet card sales (the public sector, which is predominantly supplied by MOL, reduced its consumption). The ratio of fleet card sales to MOL's total fuel sales in Hungary fell from 35.5% to 34.5%. In Hungary, shop sales revenue increased by 12% in FY 2007 year-on-year.

Our retail market share in **Slovakia** remained stable at 40% in FY 2007. Our diesel sales increased by 5.7%, while gasoline sales decreased by 5.5% in FY 2007 year-on-year in Slovakia. In Slovakia, fleet card sales increased by 3% in FY 2007 year-on-year, and the proportion of card sales within Slovakian total fuel sales increased by 0.9 percentage points to 30.4%.

In **Romania**, our fuel sales decreased by 3% and our retail market share decreased by 1.6 percentage points to 12.8% in 2007. This reduction was mainly due to the lower average number of filling stations compared to FY 2006, resulting from the sale of 30 sites to Petrom, partly offset by the acquisition of 11 sites and the opening of one new filling station. The above-mentioned transactions resulted in a more efficient network, which translated into 7.8% increase in throughputs per site in FY 2007.

R&M Capex increased substantially from HUF 74.8 bn in FY 2006 to HUF 202.5 bn in FY 2007. While we completed significant refining and logistics projects in FY 2006, the capex increase during FY 2007 was almost exclusively driven by the acquisitions of IES and Tifon in Q4 2007.

Petrochemicals

Segment IFRS results (in HUF bn)

Q3 2007	Q4 2007	Q4 2006	Ch. %	Petrochemicals	2006	2007	Ch. %
16.7	9.0	15.2	(41)	EBITDA	41.8	60.0	44
11.9	3.9	10.3	(62)	**Operating profit/(loss)**	23.3	40.6	74
2.3	3.5	3.4	3	CAPEX and investments[1]	8.9	7.0	(21)

Key segmental operating data

Q3 2007	Q4 2007	Q4 2006	Ch. %	PETROCHEMICAL PRODUCTION (kt)	2006	2007	Ch. %
215	230	202	14	Ethylene	775	870	12
106	116	103	13	Propylene	386	439	14
183	199	178	12	Other products	687	757	10
504	**545**	**483**	**13**	**Total olefin**	**1,848**	**2,066**	**12**
68	66	57	16	LDPE	263	270	3
95	109	100	9	HDPE	360	404	12
134	143	123	16	PP	496	545	10
297	**318**	**280**	**14**	**Total polymers**	**1,119**	**1,219**	**9**
Q3 2007	**Q4 2007**	**Q4 2006**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**2006**	**2007**	**Ch. %**
66	70	69	1	Olefin products	244	277	14
294	326	293	11	Polymer products	1,126	1,209	7
Q3 2007	**Q4 2007**	**Q4 2006**	**Ch. %**	**PETROCHEMICAL SALES (external) Kt**	**2006**	**2007**	**Ch. %**
120	124	130	(5)	Hungary	479	491	3
20	21	20	1	Slovakia	72	84	17
220	251	212	18	Other markets	819	911	11
360	**396**	**362**	**9**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,370**	**1,486**	**8**

Petrochemical segment's annual operating profit achieved its historical peak in FY 2007. EBIT increased by 74% year-on-year to HUF 40.6 bn in FY 2007. The outstanding performance was mainly driven by the growing production and sales volumes reaching an all-time high, as a result of utilisation of new production capacities, which allowed us to capitalise on the favourable external development to a large extent. In Q4 2007, as a result of further improvement in production and sales volumes, the division managed to mitigate the negative impact of increasing raw material prices on the profitability, thus Q4 2007 operating profit declined by 62% compared to Q4 2006.

In FY 2007, the integrated petrochemical margin improved by 7% compared to the previous year. The naphtha quotation denominated in USD increased by 20%, which was offset by the increase of polymer quotations denominated in EUR by 6-10% and by the strengthening of EUR against USD by 9%. In Q4 2007, along with marginal decrease of polymer quotations, the naphtha price further increased by 18% compared to Q3 2007. As a result, Q4 2007 integrated petrochemical margin decreased compared to both of Q3 2007 and Q4 2006 by 25% and by 26%, respectively.

Both monomer and polymer production increased significantly (by 12% and 9%) in FY 2007 compared to the previous year. The high capacity utilisation of the new Steam Cracker (continuously surpassing its nominal capacity in FY 2007) led to the highest ever ethylene production (870 kt). The high capacity utilisation of the new PP and HDPE units contributed to the highest ever polymer production (above 1.2 mn tonnes).

Polymer sales volume improved by 7% compared to the previous year, due to the smooth operation and the positive market environment. We increased our sales volumes in the Czech, Polish, Italian and German markets.

Composition of polymer sales changed as a result of the higher utilisation of new HD and PP capacities. The proportion of HDPE sales increased to 33% of the total, with PP reaching 45% and LDPE's contribution narrowing to 22%.

Capex decreased by 21% year-on-year to HUF 7.0 bn in 2007, driven by a number of small projects in progress in FY 2007, compared to the substantial maintenance type capex in FY 2006 in line with the maintenance cycle.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

MOL Natural Gas Transmission Plc. IFRS result (non consolidated, in HUF bn)

Q3 2007	Q4 2007	Q4 2006	Ch. %	Transmission	2006	2007	Ch. %
10.4	11.3	11.2	1	EBITDA	44.8	46.2	3
6.1	7.3	6.7	9	Operating profit/(loss)***	30.8	31.3	2
7.7	11.8	4.1	188	CAPEX and investments	11.2	22.3	99

Main operational data

Q3 2007	Q4 2007	Q4 2006	Ch. %	Transmission volumes (m cm)	2006	2007	Ch. %
2,752	4,794	4,127	16	Hungarian natural gas transmission *	17,278	14,961	(13)
376	916	823	11	Natural gas transit	2,386	2,390	0

Q3 2007	Q4 2007	Q4 2006	Ch. %	Transmission fee (HUF/cm)**	2006	2007	Ch. %
4.80	3.08	3.35	(8)	Hungarian natural gas transmission fee	3.16	3.68	16

* including transmission volume to the gas storages as well
** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.
*** excluding segment level consolidation effects (of which the most significant item is the depreciation on eliminated internal profit of PP&E).

The EBIT of the natural gas segment reflected the results of Natural Gas Transmission Plc. in FY 2007. The storage business, which MOL re-entered in Q1 2007 via purchasing shares in MMBF Plc. (previously called as MSZKSZ Plc.), as well as the gas trading subsidiary of MOL Energiakereskedő Ltd. have at this stage very limited contribution to the overall operating profit of the gas segment.

Operating profit of **MOL Natural Gas Transmission Plc.** increased by 2% to HUF 31.3 bn in FY 2007, as cost savings offset the decrease in transmission revenues. The excess profit realisation was ensured by the remarkable EBIT growth in Q4 2007 (+9% compared to the base), mainly due to higher domestic transmission revenue.

Domestic natural gas transmission revenues declined by 3.4 % (HUF 1.9bn) in FY 2007, versus 2006, as a result of the following three factors: (1) no capacity-overstepping fees charged in the domestic market in 2007, due to regulation change (HUF 2.0 bn negative impact); (2) lower turnover fee revenues due to the lower transmission volumes (HUF 1.2 bn impact). The 13.4% reduction in transmission volumes in 2007 was primarily driven by a marked difference in average temperatures between the two periods (with 2006 benefiting from extraordinary cold weather). (3) The capacity fee increased by HUF 1.7 bn, which could partially compensate the above mentioned negative impacts on revenue.

Transit natural gas transmission revenue decreased by 3.8% (HUF 0.6 bn) in FY 2007 as a consequence of the negative impacts of the exchange rate developments. The transmitted natural gas volume remained stable.

Operating costs decreased by 7.0% (by HUF 2.9 bn) in FY 2007, more than compensating for the lower transmission revenues. The cost of natural gas used for operational purposes (mainly for driving compressors) decreased by 26% mainly due to the lower volumes .

MOL Natural Gas Transmission Plc. has made a decision of strategic importance concerning the **enlargement of the natural gas transmission system** in order to solve the problem of limited import capacity and secure the future domestic capacity need. The enlarged import capacity will give an opportunity to fulfil the future domestic consumer's demand and allow us to access gas-stocks of the strategic storage in the future. The estimated capex is at HUF 69 bn, with targeted completion by 2008. In FY 2007 the **Capex** almost doubled versus 2006 to HUF 22.3 bn due to the strategic decision on enlargement of the natural gas transmission system made in 2007, which have not characterized the basic period, nor in the last 10 years.

Financial overview

Changes in accounting policies and estimates

The Group has changed its accounting policy to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax has been recorded as operating expense. The change in disclosure resulted in a reclassification from operating expenses to income tax expense of HUF 11.0 bn in FY 2007 (HUF 13.6 bn in FY 2006), with no impact on net income or equity. Comparative periods have been restated accordingly.

Furthermore, changes in IFRS effective from 1 January 2007 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications in the current classifications, policies and disclosures (relating especially to financial instruments, further to the adoption of IFRS 7 Financial Instruments – Disclosures), none of these has resulted in a significant impact on the financial statements. Comparative periods have been restated for these minor reclassifications.

Profit & Loss

The majority of changes in the consolidated income statement reflects the effect of the gas business sale as of 31 March 2006. While FY 2006 figures include HUF 82.3 bn gain and the performance of the gas companies sold, FY 2007 figures exclude this.

Group net sales revenues decreased by 10% to HUF 2,592.8 bn in FY 2007, primarily reflecting the lower revenue as a result of the sale of the gas business and the lower average selling prices of refined products despite of the increased volume. The decline has been partially set off by the revenue contributed by the Italian refinery IES since its consolidation in mid-November (HUF 40.7 bn).

Other operating income in FY 2007 contains the impact of the acquisition of a 42.25% minority interest in TVK (HUF 14.4 bn) and the HUF 44.2 bn subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale (of which HUF 17.4 bn was received in cash in Q3 2007 for the settlement period of January – June 2007, while a further HUF 26.8 for the settlement period of July-December 2007 is expected to be paid in Q1 2008).

The subsequent settlement was applied pursuant to the risk allocation mechanism set up in the share purchase agreement in 2006. Based on this mechanism, in case E.ON Földgázellátó Zrt. (former MOL Földgázellátó Zrt.) has operating losses during the period from 30 June 2006 to 31 December 2009 (calculated for semi-annual periods) MOL is required to reimburse a portion of the loss to E.ON Ruhrgas International AG, while in case of operating profit MOL is entitled to a portion thereof.

The amounts of subsequent settlements potentially payable by MOL in future periods is not dependent on such settlements received in earlier periods and its aggregate amount is capped at HUF 25 bn for the whole period. This aggregate amount has been accrued at the time the results of the gas business sale have been recorded in FY 2006. The accrual has not been released based on the estimates of the company for the future periods.

The comparative figure of other operating income primarily reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business at the end of Q1 2006 (net of the accrual described above).

Cost of raw materials and consumables used decreased by 8%, marginally below the rate of decline in sales. Raw material costs increased by 9%, primarily as a combined effect of the fall in crude oil import prices (HUF 5.8 bn) and the higher quantity of import crude oil processed (HUF 63.7 bn), as well as the contribution of IES of HUF 36.0 bn. Cost of goods sold decreased by 51%, due to the effect of the gas business sale in Q1 2006 and the decreased volume of crude oil during the period. The value of material-type services used increased by 5% to HUF 131.2 bn.

Other operating expenses decreased by 14% to HUF 227.9 bn, mainly as a result of the impact of the sales of the two gas subsidiaries, the reduced value of export duty at ZMB joint venture and the lower mining royalty (HUF 1.8 bn, HUF 5.2 bn and HUF 26.9 bn, respectively). Mining royalty decreased as a combined effect of the disposal of the Szőreg-1 field and lower domestic and foreign production volumes as well as the higher regulated gas wholesale prices.

Personnel expenses increased by 7% to HUF 116.5 bn, due to the combined effect of an average salary increase of 6.5% and a 1.6% increase in average headcount. The closing headcount of MOL group increased by 8.6%, from 13,861 to 15,059, mainly due to the acquisitions of IES and Tifon in Q4, 2007 and our international E&P expansion.

Of the production costs incurred in FY 2007, HUF 75.6 bn is attributable to the increase in the **level of finished goods and work in progress**, as opposed to the decrease of HUF 13.3 bn in FY 2006.

Net financial expense of HUF 16.5 bn was recorded in FY 2007 (compared to HUF 37.6 bn in FY 2006). Interest payable was HUF 16.9 bn in FY 2007 (HUF 13.4 bn in FY 2006) and interest received amounted to HUF 13.4 bn in FY 2007 (HUF 13.2 bn in FY 2006). A foreign exchange gain of HUF 7.7 bn has been recognised in 2007 compared to a foreign exchange loss of HUF 20.9 bn in FY 2006. The fair valuation expense on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 13.0 bn (HUF 14.1 bn in FY 2006). In Q4 2007 fair valuation expense decreased by HUF 16.7 bn due to a reduction in EUR-denominated share prices compared to Q3 2007.

Income from associates includes INA's 2007 contribution of HUF 5.8 bn compared with HUF 4.4 bn in FY 2006.

Income tax expense (in both periods including local trade tax and innovation fee reclassified from operating expenses, see above) increased by HUF 45.9 bn to HUF 84.4 bn in FY 2007, primarily as a result of the current tax expense of MOL Plc. compared to the previous year's figure, which reflects MOL Plc.'s tax holiday. The different IFRS and tax treatment of the share repurchase option with BNP (treated as a derivative instrument for tax purposes on which a significant taxable gain has been realized in FY 2007) added HUF 7.1 bn to our tax expense. Furthermore the non-realised expense on the conversion option of our capital securities issued by Magnolia Finance Ltd. (described above) did not affect our tax base. The current tax expense is the result of the contribution of MOL Plc (16% corporate tax and 4% solidarity surplus tax), Slovnaft a.s. (19% corporate tax rate) and TVK Plc (16%+4%), of HUF 49.7 bn, HUF 12.0 bn and HUF 5.3 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 6.5 bn) and the corporate tax expense of the other subsidiaries.

Balance sheet

Balance sheet items as of 31 December 2007 reflect the consolidation of the Croatian retail and wholesale company, Tifon and the Italian refinery IES along with its subsidiaries in October and November 2007, respectively. Both acquisitions have been accounted for as described by IFRS 3 on Business Combinations, requiring the acquirer to allocate the consideration of the combination to the identifiable assets, liabilities and contingent liabilities of the acquired entities.

Total assets amounted to HUF 2,428.5 bn at the end of December 2007, representing an increase of 12%, compared to 31 December 2006. Property, plant and equipment increased by 14% to HUF 1,169.2 bn. Intangible assets increased by 76% to HUF 162.8 bn mainly as a result of HUF 46.8 bn goodwill recognised on the acquisitions of IES and Tifon (HUF 33.3 bn and 13.5 bn respectively) and an additional HUF 13.3 bn of the intangible assets identified for the same business combinations (HUF 8.8 bn and HUF 4.5 bn, respectively) in Q4 2007.

Inventories increased by 77% to HUF 319.6 bn, mainly resulting from the consolidation of IES and Tifon which increased year-end inventory balances by HUF 66.8 bn and HUF 2.7 bn, respectively and accumulation of the crude oil inventory due to the diversification of import resources. **Trade receivables** increased by 54% to HUF 354.6 bn, of which IES contributed HUF 85.6 bn. Other current assets increased by 101% due to the combined effect of a HUF 26.8 bn receivable for the subsequent settlement from E.ON in connection with the gas business sale and higher amount of prepaid and recoverable taxes and duties.

Trade and other payables increased by 15% to HUF 540.3 bn, as a result of the higher volume and price level of crude oil purchases. **Current taxes payable** increased to HUF 5.3 bn, primarily representing the current tax liability outstanding at MOL Plc. In both years, the expected annual tax obligation has already been paid by the Group members before year-end.

Total amount of provisions was HUF 126.3 bn at the end of 2007, a marginal increase from HUF 123.2 bn at 2006 year-end, reflecting mainly the combined effects of unwinding of the discounts and revision of previous estimates on the discount rates used for long term environmental and field abandonment provisions.

Other non-current liabilities amounted to HUF 138.2 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 64.6 bn as of 31 December 2007. Compared to prior year there is an additional increase resulted from the extended option rights on MOL shares held by BNP until 18th June 2009.

Long-term debt (including the current portion) increased by 174% compared to 2006 year-end as a consequence of raising financing for our capital structure optimization program. As at 31 December 2007, 67.4% of the MOL Group's total debt was Euro-denominated, 31.6% in USD and 1.0% in HUF and other currencies. At the end of 2007, MOL's gearing (net debt divided by net debt plus shareholders' equity including minority interests) was 35.5% compared to (17.3)% (caused by the cash positive status of the Group) at the end of 2006.

Holders of the capital securities of Magnolia received a coupon payment of HUF 6.1 bn in FY 2007 and the dividend for MOL shares held by Magnolia was also settled (HUF 3.1 bn). Both of these have been recorded directly against equity attributable to **minority interests**. The significant decrease in minority interest is due to the acquisition of the 42.25% shareholding in TVK (HUF 64.5 bn).

Capital structure optimisation program

The Board of Directors made a decision to develop a more efficient capital structure via treasury share buy back program, as MOL was considered as an under geared company, which put pressure on the share price. Within this program, which was announced on 22 June 2007, MOL purchased 17,861,856 treasury shares on the market worth USD 2.8 bn between 22 June and 5 September 2007. At the same time, 19,690,362 shares held in treasury were lent in three tranches to OTP Bank and MFB Invest.

Shares repurchased and lent to third parties were recorded as treasury shares for IFRS purposes, similar to those held by BNP and Magnolia Finance Limited; consequently their purchase price was deducted from equity. The shares lent are considered as treasury shares for the calculation of EPS.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 177.5 bn as of 31 December 2007, compared to HUF 21.0 bn at the end of 2006. The increase reflects the HUF 73.7 bn commitment to the development of the strategic gas storage at the Szőreg-1 gas field, the HUF 63.6 bn pipeline construction commitment of MOL Földgázszállító Zrt. (Gas Transmission) as well as HUF 10.8 bn commitment in respect of the exploration activity in Russia. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in 2007 compared to the amounts reported in the previous year.

Cash flow

Operating cash flow in FY 2007 was HUF 317.6 bn, a 40% decrease compared to 2006 figure. Operating cash flow before movements in working capital has decreased by 5% compared to 2006. The change in the working capital position decreased funds by HUF 58.6 bn, arising from an increase in inventories, trade receivables, other receivables, trade payables (of HUF 88.3 bn, HUF 36.9 bn,

HUF 7.7 bn and HUF 76.2 bn) and decrease in other payables (of HUF 1.9 bn). Corporate taxes paid amounted to HUF 67.1 bn, relating to a cash outflow from the income taxes of MOL, Slovnaft and ZMB project companies.

Net cash used in investing activities was HUF 340.3 bn compared with net cash of HUF 111.7 bn provided in FY 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of the minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC, the consideration paid for IES, Tifon and Energopetrol as well as the net settlements of post-closing purchase price adjustment on sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. The comparative figure for FY 2006 contains the consideration for gas subsidiaries (Wholesale and Storage) received at the time of closing the transaction and acquisition of BaiTex LLC.

Net financing cash outflows amounted to HUF 245.1 bn, being mainly the result of the repurchase of treasury shares in our capital structure optimization program, our dividend payment and HUF 336.4 bn net drawn down of long-term debt while the comparative figure of FY 2006 contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, repurchase of treasury shares and HUF 176.5 bn net repayment of long-term debt.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED 31 DECEMBER 2007
Unaudited figures (in HUF million)

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %		2006 Restated	2007	Ch. %
685,133	785,313	627,916	25	Net sales	2,891,061	2,592,838	(10)
24,157	30,918	9,250	234	Other operating income	101,088	74,889	(26)
709,290	**816,231**	**637,166**	**28**	**Total operating revenues**	**2,992,149**	**2,667,727**	**(11)**
397,752	482,822	304,787	58	Raw material costs	1,363,664	1,492,671	9
32,706	38,949	38,256	2	Value of material-type services used	125,265	131,164	5
68,211	117,639	97,124	21	Cost of goods purchased for resale	603,523	296,960	(51)
498,669	*639,410*	*440,167*	45	*Raw material and consumables used*	*2,092,452*	*1,920,795*	(8)
29,198	33,487	30,868	8	Personnel expenses	109,325	116,546	7
38,816	35,327	36,237	(3)	Depreciation, depletion, amortisation and impairment	132,826	140,257	6
56,506	67,863	71,016	(4)	Other operating expenses	263,913	227,855	(14)
(5,991)	(44,659)	25,345	n.a.	Change in inventory of finished goods & work in progress	13,337	(75,639)	n.a.
(3,670)	(6,855)	(12,354)	(45)	Work performed by the enterprise and capitalised	(28,084)	(15,680)	(44)
613,528	**724,573**	**591,279**	**23**	**Total operating expenses**	**2,583,769**	**2,314,134**	**(10)**
95,762	**91,658**	**45,887**	**100**	**Operating profit**	**408,380**	**353,593**	**(13)**
1,819	1,736	4,831	(64)	Interest received	13,191	13,362	1
-	2	17	(88)	Dividends received	55	81	47
-	-	(851)	(100)	Fair valuation difference of conversion option	-	-	n.a.
(1,214)	3,502	934	275	Exchange gains and other financial income	4,430	8,704	96
605	**5,240**	**4,931**	**6**	***Financial income***	**17,676**	**22,147**	**25**
3,434	6,867	2,007	242	Interest on borrowings	13,427	16,935	26
573	1,377	1,542	(11)	Interest on provisions	6,113	4,771	(22)
(7,160)	(16,667)	14,131	n.a.	Fair valuation difference of conversion option	14,131	12,966	(8)
(1,191)	1,860	(1,954)	n.a.	Exchange losses and other financial expenses	21,623	3,967	(82)
(4,344)	**(6,563)**	**15,726**	**n.a.**	***Financial expense***	**55,294**	**38,639**	**(30)**
(4,949)	**(11,803)**	**10,795**	**n.a.**	**Total financial expense/(gain), net**	**37,618**	**16,492**	**(56)**
2,935	1,186	1,368	(13)	Income from associates	5,195	5,960	15
103,646	**104,647**	**36,460**	**187**	**Profit before tax**	**375,957**	**343,061**	**(9)**
29,636	10,151	6,630	53	Income tax expense	38,431	84,373	120
74,010	**94,496**	**29,830**	**217**	**Net income for the year**	**337,526**	**258,688**	**(23)**
				Attributable to:			
73,449	94,256	22,589	317	Equity holders of the parent	329,483	254,102	(23)
561	240	7,241	(97)	Minority interests	8,043	4,586	(43)
942	**1,258**	**244**	**416**	**Basic earnings per share (HUF)**	**3,424**	**3,013**	**(12)**
785	**955**	**380**	**151**	**Diluted earnings per share (HUF)**[1]	**3,376**	**2,941**	**(13)**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 31 DECEMBER 2007 Unaudited figures (in HUF million)

	31 December 2006 Restated	31 December 2007	Change %
Assets			
Non-current assets			
Intangible assets	92,598	162,812	76
Property, plant and equipment	1,027,148	1,169,176	14
Investments in associated companies	131,569	151,361	15
Available-for-sale investments	1,597	975	(39)
Deferred tax asset	20,500	18,189	(11)
Other non-current assets	26,936	32,810	22
Total non-current assets	**1,300,348**	**1,535,323**	**18**
Current assets			
Inventories	181,030	319,568	77
Trade receivables, net	229,986	354,578	54
Other current assets	43,728	87,754	101
Prepaid taxes	10,449	1,848	(82)
Cash and cash equivalents	399,104	129,391	(68)
Total current assets	**864,297**	**893,139**	**3**
Total assets	**2,164,645**	**2,428,462**	**12**
Equity and Liabilities			
Shareholders' equity			
Share capital[1]	83,467	65,950	(21)
Reserves	666,716	469,079	(30)
Net income attributable to equity holders of the parent	329,483	254,102	(23)
Equity attributable to equity holders of the parent	**1,079,666**	**789,131**	**(27)**
Minority interest	191,537	124,880	(35)
Total equity	**1,271,203**	**914,011**	**(28)**
Non-current liabilities			
Long-term debt, net of current portion	208,279	523,671	151
Provisions	112,646	115,075	2
Deferred tax liability	33,016	71,391	116
Other non-current liabilities	56,881	138,185	143
Total non-current liabilities	**410,822**	**848,322**	**106**
Current liabilities			
Trade and other payables	467,982	540,256	15
Current taxes payable	478	5,342	1,018
Provisions	10,507	11,187	6
Short-term debt	2,175	58,427	2,586
Current portion of long-term debt	1,478	50,917	3,345
Total current liabilities	**482,620**	**666,129**	**38**
Total equity and liabilities	**2,164,645**	**2,428,462**	**12**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE YEAR ENDED 31 DECEMBER 2007 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Net income attributable to equity holders of the parent	Total equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	1,132	-	-	-	1,132	-	1,132	-	1,132
Available for sale financial instruments, net of deferred tax	-	-	2,136	-	-	-	2,136	-	2,136	-	2,136
Currency translation differences	-	-	-	32,307	-	-	32,307	-	32,307	631	32,938
Total income and expense for the year recognized directly in equity	-	-	3,268	32,307	-	-	35,575	-	35,575	631	36,206
Profit for the year	-	-	-	-	-	-	-	329,483	329,483	8,043	337,526
Total income and expense for the year	-	-	3,268	32,307	-	-	35,575	329,483	365,058	8,674	373,732
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	244,919	(244,919)	-	-	-
Equity dividends	-	-	-	-	-	(30,195)	(30,195)	-	(30,195)	-	(30,195)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(8,660)	(8,660)
Net change in balance of treasury shares held	(10,898)	(226,275)	-	-	-	-	(226,275)	-	(237,173)	-	(237,173)
Equity recorded for share-based payment	-	-	-	-	-	(625)	(625)	-	(625)	-	(625)
Conversion of convertible bonds	345	1,595	-	-	-	-	1,595	-	1,940	-	1,940
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	121,164	121,164
Shares under repurchase obligation	-	-	-	-	(2,618)	-	(2,618)	-	(2,618)	-	(2,618)
Closing balance 31 December 2006	**83,467**	**(89,830)**	**4,930**	**64,011**	**(8,074)**	**695,679**	**666,716**	**329,483**	**1,079,666**	**191,537**	**1,271,203**
Opening balance 1 January 2007	**83,467**	**(89,830)**	**4,930**	**64,011**	**(8,074)**	**695,679**	**666,716**	**329,483**	**1,079,666**	**191,537**	**1,271,203**
Cash flow hedges, net of deferred tax	-	-	60	-	-	-	60	-	60	-	60
Available for sale financial instruments, net of deferred tax	-	-	1,561	-	-	-	1,561	-	1,561	-	1,561
Currency translation differences	-	-	-	2,226	-	-	2,226	-	2,226	246	2,472
Total income and expense for the year recognized directly in equity	-	-	1,621	2,226	-	-	3,847	-	3,847	246	4,093
Profit for the year	-	-	-	-	-	-	-	254.102	254,102	4,586	258,688
Total income and expense for the year	-	-	1,621	2,226	-	-	3,847	254.102	257,949	4,832	262,781
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	329,483	(329.483)	-	-	-
Equity dividends	-	-	-	-	-	(42,398)	(42,398)	-	(42,398)	-	(42,398)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(10,499)	(10,499)
Net change in balance of treasury shares held	(17,862)	(490,517)	-	-	-	-	(490,517)	-	(508,379)	-	(508,379)
Equity recorded for share-based payment	-	-	-	-	-	353	353	-	353	-	353
Conversion of convertible bonds	345	1,595	-	-	-	-	1,595	-	1,940	-	1,940
Net change of capital increase, decrease	-	-	-	-	-	-	-	-	-	2,748	2,748
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	776	776
Acquisition of minority interest	-	-	-	-	-	-	-	-	-	(64,514)	(64,514)
Closing balance 31 December 2007	**65,950**	**(578,752)**	**6,551**	**66,237**	**(8,074)**	**983,117**	**469,079**	**254,102**	**789,131**	**124,880**	**914,011**

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP
PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED 31 DECEMBER 2007
Unaudited figures (in HUF million)

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %		2006 Restated	2007	Ch. %
108,897	104,647	36,460	187	**Profit before tax**	375,957	343,061	(9)
				Adjustments to reconcile profit before tax to net cash provided by operating activities			
38,816	35,327	36,237	(3)	Depreciation, depletion, amortisation and impairment	132,826	140,257	6
-	-	-	-	Acquisition of minority interest of TVK	-	(14,351)	n.a.
573	1,196	(117)	n.a.	Write-off / (reversal of write-off) of inventories	2,383	1,322	(45)
(1,554)	1,103	1,634	(32)	Increase / (decrease) in provisions	2,824	(958)	n.a.
(215)	214	(1,237)	n.a.	Net (gain) / loss on sale of property, plant and equipment	(1,124)	(2,546)	127
166	6,415	3,016	113	Write-off / (reversal of write-off) of receivables	3,942	6,727	71
(2,613)	2,670	71	3,661	Unrealised foreign exchange (gain) / loss on receivables and payables	522	(1,234)	n.a.
(17,413)	(26,855)	(3,752)	616	Net gain on sale of subsidiaries	(86,316)	(44,268)	(49)
1,992	455	152	199	Exploration and development costs expensed during the year	5,469	6,700	23
88	50	108	(54)	Share-based payment	(489)	353	n.a.
(1,819)	(1,736)	(4,831)	(64)	Interest income	(13,191)	(13,362)	1
3,434	6,867	2,007	242	Interest on borrowings	13,427	16,935	26
(2,265)	(3,489)	(2,323)	50	Net foreign exchange (gain) / loss excluding foreign exchange difference on receivables and payables	20,754	(7,694)	n.a.
(7,160)	(16,667)	14,982	n.a.	Fair valuation difference of conversion option	14,131	12,966	(8)
2,288	1,773	(582)	n.a.	Other financial (gain) / loss, net	(3,616)	2,804	n.a.
(2,935)	(1,186)	(1,368)	(13)	Share of net profit of associate	(5,195)	(5,960)	15
566	344	1,141	(70)	Other non cash item	3,397	2,454	(28)
120,846	**111,128**	**81,598**	**36**	**Operating cash flow before changes in working capital**	**465,701**	**443,206**	**(5)**
(41,322)	(20,560)	37,546	n.a.	(Increase) / decrease in inventories	72,706	(88,299)	n.a.
(14,977)	7,957	34,052	(77)	(Increase) / decrease in trade receivables	10,896	(36,893)	n.a.
9,135	13,942	18,314	(24)	(Increase) / decrease in other receivables	5,016	(7,657)	n.a.
52,721	46,560	10,629	338	Increase / (decrease) in trade payables	(20,948)	76,200	n.a.
(3,935)	(50,136)	(43,852)	14	Increase / (decrease) in other payables	34,290	(1,915)	n.a.
(13,575)	(51,090)	(13,180)	288	Corporate taxes paid	(38,153)	(67,065)	76
108,893	**57,801**	**125,107**	**(54)**	**Net cash provided by operating activities**	**529,508**	**317,577**	**(40)**
(35,095)	(68,752)	(65,063)	6	Capital expenditures, exploration and development costs	(144,846)	(158,715)	10
776	752	1,855	(59)	Proceeds from disposals of property, plant and equipment	8,816	4,532	(49)
(2,147)	(129,024)	(42,462)	204	Acquisition of subsidiaries, net cash	(42,462)	(189,847)	347
-	9	-	n.a.	Acquisition of joint ventures, net cash	-	(4,535)	n.a.
(53)	(449)	289	n.a.	Acquisition of other investments	-	(504)	n.a.
16,576	55	7,357	(99)	Net cash inflow on sales on subsidiary undertakings	272,126	(7,468)	n.a.
-	-	3,187	n.a.	Proceeds from disposal of associated companies and other investments	3,187	-	n.a.
(106)	169	1,718	(90)	Changes in loans given and long-term bank deposits	1,493	52	(97)
-	707	(155)	n.a.	Changes in short-term investments	(112)	707	n.a.
1,910	1,681	4,212	(60)	Interest received and other financial income	12,637	14,306	13
1,101	2	17	(88)	Dividends received	830	1,208	46
(17,038)	**(194,850)**	**(89,045)**	**119**	**Net cash (used in) / provided by investing activities**	**111,669**	**(340,264)**	**n.a.**
-	-	-	n.a.	Issuance of Perpetual Exchangeable Capital Securities	159,174	-	n.a.
203,911	303,232	-	n.a.	Long-term debt drawn down	432,020	544,597	26
(28,695)	(141,691)	(157)	90,149	Repayments of long-term debt	(608,486)	(208,223)	(66)
3	7	19	(63)	Changes in other long-term liabilities	(137)	124	n.a.
(1,177)	2,878	398	623	Changes in short-term debt	33,791	1,351	(96)
(1,358)	(13,413)	(9,064)	48	Interest paid and other financial expenses	(26,815)	(24,473)	(9)
(396)	-	(5)	n.a.	Dividends paid to shareholders	(30,174)	(42,342)	40
(1,534)	(1,635)	(1,584)	3	Dividends paid to minority interest	(8,755)	(10,471)	20
-	2,741	-	n.a.	Net cash from capital increase, decrease	-	2,741	n.a.
(327,382)	-	-	n.a.	Repurchase of treasury shares	(238,099)	(508,379)	114
(156,628)	**152,119**	**(10,393)**	**n.a.**	**Net cash (used in) / provided by financing activities**	**(287,481)**	**(245,075)**	**(15)**

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %		2006 Restated	2007	Ch. %
(64,773)	**15,070**	**25,669**	**(41)**	**Increase/(decrease) in cash and cash equivalents**	**353,696**	**(267,762)**	**n.a.**
175,970	112,416	397,461	(72)	Cash and cash equivalents at the beginning of the period	64,170	399,104	522
-	-	-	n.a.	Cash effect of consolidation of subsidiaries previously accounted for as other investment	214	-	n.a.
1,810	(1,146)	26	n.a.	Exchange differences on the consolidation of foreign subsidiaries	1,098	(1,990)	n.a.
(591)	3,051	(24,052)	n.a.	Unrealised foreign exchange difference on cash and cash equivalents	(20,074)	39	n.a.
112,416	**129,391**	**399,104**	**(68)**	**Cash and cash equivalents at the end of the period**	**399,104**	**129,391**	**(68)**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	NET SALES REVENUES[1]	2006 Restated	2007	Ch. %
85,486	97,121	93,045	4	Exploration and Production	389,611	334,341	(14)
607,818	703,666	533,128	32	Refining and Marketing	2,331,254	2,289,809	(2)
17,641	36,134	18,137	99	Natural Gas	368,195	90,694	(75)
124,969	135,718	117,688	15	Petrochemicals	451,248	497,606	10
22,823	42,037	40,505	4	Corporate and other	103,034	102,082	(1)
858,737	**1,014,676**	**802,503**	**26**	**TOTAL NET SALES REVENUES**	**3,643,342**	**3,314,532**	**(9)**
(173,604)	(229,363)	(174,587)	31	Less: Inter(segment transfers)	(752,281)	(721,694)	(4)
(39,889)	(44,761)	(39,975)	12	ow: Exploration and Production	(227,261)	(156,002)	(31)
(87,789)	(105,260)	(73,606)	43	ow: Refining and Marketing	(324,391)	(358,124)	10
(36)	(12,287)	(85)	14,355	ow: Natural Gas	(8,261)	(12,450)	51
(24,751)	(26,260)	(23,074)	14	ow: Petrochemicals	(95,392)	(99,435)	4
(21,139)	(40,795)	(37,847)	8	ow: Corporate and other	(96,976)	(95,683)	(1)
685,133	**785,313**	**627,916**	**25**	**TOTAL NET EXTERNAL SALES REVENUES**	**2,891,061**	**2,592,838**	**(10)**

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	OPERATING PROFIT[1]	2006 Restated	2007	Ch. %
20,135	20,100	15,600	29	Exploration and Production	122,930	80,821	(34)
47,220	38,360	19,459	97	Refining and Marketing	175,337	172,462	(2)
8,463	9,581	8,598	11	Natural Gas *	111,333	39,114	(65)
11,940	3,853	10,251	(62)	Petrochemicals	23,297	40,611	74
8,580	16,842	(9,890)	n.a.	Corporate and other	(42,047)	21,559	n.a.
(576)	2,922	1,869	56	Intersegment transfers[2]	17,530	(974)	n.a.
95,762	**91,658**	**45,887**	**100**	**TOTAL**	**408,380**	**353,593**	**(13)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	2006 Restated	2007	Ch. %
20,135	20,100	15,600	29	Exploration and Production	122,930	80,821	(34)
47,220	38,360	19,459	97	Refining and Marketing	175,337	172,462	(2)
8,463	9,581	9,388	2	Natural Gas	37,367	39,114	5
11,940	3,853	10,251	(62)	Petrochemicals	23,297	40,611	74
(8,833)	(7,424)	(9,890)	(25)	Corporate and other	(42,047)	(34,471)	(18)
(576)	2,922	1,869	56	Intersegment transfers[2]	8,724	(974)	n.a.
78,349	**67,392**	**46,677**	**44**	**TOTAL**	**325,608**	**297,563**	**(9)**

*Operating profit excluding the one-off gain of HUF 83.6 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment) as well as the HUF 44.2 bn subsequent settlement from E.ON in connection with the gas business sales of which HUF 26.8 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007, the payment of which is expected to take place in Q1 2008.

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	DEPRECIATION	2006 Restated	2007	Ch. %
14,008	9,673	11,888	(19)	Exploration and Production	36,114	40,111	11
15,784	15,800	15,059	5	Refining and Marketing	62,195	63,190	2
1,707	2,411	1,806	33	Natural Gas	6,747	7,518	11
4,755	5,150	4,947	4	Petrochemicals	18,487	19,402	5
2,562	2,293	2,537	(10)	Corporate and other	9,283	10,036	8
38,816	**35,327**	**36,237**	**(3)**	**TOTAL**	**132,826**	**140,257**	**6**

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	EBITDA	2006 Restated	2007	Ch. %
34,143	29,773	27,488	8	Exploration and Production	159,044	120,932	(24)
63,004	54,160	34,518	57	Refining and Marketing	237,532	235,652	(1)
10,170	11,992	10,404	15	Natural Gas	118,080	46,632	(61)
16,695	9,003	15,198	(41)	Petrochemicals	41,784	60,013	44
11,142	19,135	(7,353)	n.a.	Corporate and other	(32,764)	31,595	n.a.
(576)	2,922	1,869	56	Intersegment transfers[2]	17,530	(974)	n.a.
134,578	**126,985**	**82,124**	**55**	**TOTAL**	**541,206**	**493,850**	**(9)**

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	2006 Restated	2007	Ch. %
34,143	29,773	27,488	8	Exploration and Production	159,044	120,932	(24)
63,004	54,160	34,518	57	Refining and Marketing	237,532	235,652	(1)
10,170	11,992	11,194	7	Natural Gas	44,114	46,632	6
16,695	9,003	15,198	(41)	Petrochemicals	41,784	60,013	44
(6,271)	(5,131)	(7,353)	(30)	Corporate and other	(32,764)	(24,435)	(25)
(576)	2,922	1,869	56	Intersegment transfers[2]	8,724	(974)	n.a.
117,165	102,719	82,914	24	TOTAL	458,434	437,820	(4)

*EBITDA excluding the one-off gain of HUF 83.6 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment) as well as the HUF 44.2 bn subsequent settlement from E.ON in connection with the gas business sales of which HUF 26.8 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007, the payment of which is expected to take place in Q1 2008.

Q3 2007	Q4 2007	Q4 2006 Restated	Ch. %	CAPITAL EXPENDITURES	2006 Restated	2007	Ch. %
14,101	18,651	55,832	(67)	Exploration and Production	79,639	56,077	(30)
10,853	170,113	39,213	334	Refining and Marketing	74,808	202,504	171
7,681	23,137	4,057	470	Natural Gas	13,111	33,612	156
2,341	3,510	3,405	3	Petrochemicals	8,923	7,036	(21)
2,044	10,085	7,029	43	Corporate and other	10,731	64,046	497
37,020	225,496	109,537	106	TOTAL	187,212	363,275	94

30/09/2007 Restated	TANGIBLE ASSETS	31/12/2006 Restated	31/12/2007	Ch. %
139,371	Exploration and Production	147,056	147,605	0
521,218	Refining and Marketing	540,361	660,058	22
84,429	Natural Gas	79,022	105,422	33
186,996	Petrochemicals	196,188	186,277	(5)
66,081	Corporate and other	64,521	69,814	8
998,095	TOTAL	1,027,148	1,169,176	14

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	NET SALES REVENUES[1]	2006 Restated	2007	Ch. %
466	557	461	21	Exploration and Production	1,851	1,819	(2)
3,316	4,032	2,641	53	Refining and Marketing	11,075	12,458	12
96	207	90	130	Natural Gas	1,749	493	(72)
682	778	583	33	Petrochemicals	2,144	2,707	26
125	241	201	20	Corporate and other	489	555	13
4,685	5,815	3,976	46	TOTAL NET SALES REVENUES	17,308	18,032	4
(947)	(1,314)	(864)	52	Less: Inter(segment transfers)	(3,574)	(3,927)	10
(218)	(257)	(198)	30	ow: Exploration and Production	(1,080)	(849)	(21)
(479)	(603)	(365)	65	ow: Refining and Marketing	(1,541)	(1,948)	26
-	(70)	-	-	ow: Natural Gas	(39)	(68)	74
(135)	(150)	(114)	32	ow: Petrochemicals	(453)	(541)	19
(115)	(234)	(187)	25	ow: Corporate and other	(461)	(521)	13
3,738	4,501	3,112	45	TOTAL NET EXTERNAL SALES REVENUES	13,734	14,105	3

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	OPERATING PROFIT[1]	2006 Restated	2007	Ch. %
110	115	77	49	Exploration and Production	584	440	(25)
258	220	96	129	Refining and Marketing	833	938	13
46	55	43	28	Natural Gas *	529	213	(60)
65	22	51	(57)	Petrochemicals	111	221	99
47	96	(49)	n.a.	Corporate and other	(200)	117	n.a.
(3)	17	9	89	Intersegment transfers[2]	83	(5)	n.a.
523	525	227	131	TOTAL	1,940	1,924	(1)

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	2006 Restated	2007	Ch. %
110	115	77	49	Exploration and Production	584	440	(25)
258	220	96	129	Refining and Marketing	833	938	13
46	55	46	20	Natural Gas	178	213	20
65	22	51	(57)	Petrochemicals	111	221	99
(48)	(43)	(49)	(12)	Corporate and other	(200)	(188)	(6)
(3)	17	9	89	Intersegment transfers[2]	41	(5)	n.a.
428	386	230	68	TOTAL	1,547	1,619	5

*Operating profit excluding the one-off gain of USD 394.9 m on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7 m) realised in H1 2007 (recorded in Corporate and other segment) as well as the USD 249.1 mn subsequent settlement from E.ON in connection with the gas business sales of which USD 154.1 mn income has been accrued in Q4 2007 for the settlement period of July-December 2007, the payment of which is expected to take place in Q1 2008.

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	DEPRECIATION	2006 Restated	2007	Ch. %
76	55	59	(7)	Exploration and Production	172	218	27
86	91	75	21	Refining and Marketing	295	344	17
9	14	9	56	Natural Gas	32	41	28
26	30	25	20	Petrochemicals	88	106	20
14	13	13	0	Corporate and other	44	55	25
211	203	181	12	TOTAL	631	764	21

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	EBITDA	2006 Restated	2007	Ch. %
186	170	136	25	Exploration and Production	756	658	(13)
344	311	171	82	Refining and Marketing	1,128	1,282	14
55	69	52	33	Natural Gas	561	254	(55)
91	52	76	(32)	Petrochemicals	199	327	64
61	109	(36)	n.a.	Corporate and other	(156)	172	n.a.
(3)	17	9	89	Intersegment transfers[2]	83	(5)	n.a.
734	728	408	78	TOTAL	2,571	2,688	5

Q3 2007 Restated	Q4 2007	Q4 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	2006 Restated	2007	Ch. %
186	170	136	25	Exploration and Production	756	658	(13)
344	311	171	82	Refining and Marketing	1,128	1,282	14
55	69	55	25	Natural Gas	210	254	21
91	52	76	(32)	Petrochemicals	199	327	64
(34)	(30)	(36)	(17)	Corporate and other	(156)	(133)	(15)
(3)	17	9	89	Intersegment transfers[2]	41	(5)	n.a.
639	589	411	43	TOTAL	2,178	2,383	9

*EBITDA excluding the one-off gain of USD 394.9 m on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7 m) realised in H1 2007 (recorded in Corporate and other segment) as well as the USD 249.1 mn subsequent settlement from E.ON in connection with the gas business sales of which USD 154.1 mn income has been accrued in Q4 2007 for the settlement period of July-December 2007, the payment of which is expected to take place in Q1 2008.

Q3 2007	Q4 2007	Q4 2006 Restated	Ch. %	CAPITAL EXPENDITURES	2006 Restated	2007	Ch. %
77	107	277	(61)	Exploration and Production	378	305	(19)
59	975	194	403	Refining and Marketing	355	1,102	210
42	133	20	565	Natural Gas	62	183	195
13	20	17	18	Petrochemicals	42	38	(10)
11	58	35	66	Corporate and other	51	348	582
202	1,293	543	138	TOTAL	888	1,976	123

30/09/2007 Restated	TANGIBLE ASSETS	31/12/2006 Restated	31/12/2007	Ch. %
788	Exploration and Production	768	855	11
2,948	Refining and Marketing	2,820	3,824	36
478	Natural Gas	412	611	48
1,058	Petrochemicals	1,024	1,079	5
374	Corporate and other	337	404	20
5,646	TOTAL	5,361	6,773	26

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VII
MAIN EXTERNAL PARAMETERS

Q3 2007	Q4 2007	Q4 2006	Ch. %		2006	2007	Ch. %
74.9	88.5	59.6	48.5	Brent dated (USD/bbl)	65.1	72.4	11.2
72.3	85.9	56.5	52.0	Ural Blend (USD/bbl)	61.4	69.4	13.0
709.8	784.7	526.9	48.9	Premium unleaded gasoline 10 ppm (USD/t)*	619.3	696.0	12.4
682.6	827.2	570.3	45.0	Gas oil – ULSD 10 ppm (USD/t)*	608.4	670.6	10.2
654.2	773.3	497.6	55.4	Naphtha (USD/t)**	536.9	646.5	20.4
143.4	112.2	76.1	47.4	Crack spread – premium unleaded (USD/t)*	126.9	148.3	16.9
116.2	154.7	119.4	29.6	Crack spread – gas oil (USD/t)*	115.6	122.9	6.3
87.9	100.7	46.7	115.6	Crack spread – naphtha (USD/t)**	44.1	98.8	124.0
925.0	945.0	900.0	5.0	Ethylene (EUR/t)	862.5	903.8	4.8
540.2	407.5	550.3	(26.0)	Integrated petrochemical margin (EUR/t)	468.7	501.5	7.0
183.3	174.5	201.9	(13.6)	HUF/USD average	210.5	183.8	(12.7)
24.4	23.1	27.9	(17.2)	SKK/USD average	29.7	24.7	(16.8)
5.39	4.96	5.28	(6.1)	3m USD LIBOR (%)	5.13	5.22	1.8
4.49	4.72	3.59	31.5	3m EURIBOR (%)	3.08	4.28	39.0
7.63	7.45	8.28	(10.0)	3m BUBOR (%)	6.99	7.75	10.9

* FOB Rotterdam parity
** FOB Med parity

Q3 2007	Q4 2007	Ch. %		Q4 2006	Q4 2007	Ch. %
176.8	172.6	(2.4)	HUF/USD closing	191.6	172.6	(9.9)
250.8	253.4	1.0	HUF/EUR closing	252.3	253.4	0.4

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN 2007

Announcement date	
4 January	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	Crude supply to MOL refineries re-started
22 January	New activity in MOL's Articles of Association
28 February	Change in influence of MOL in TVK (two announcements)
26 March	Invitation to the Annual General Meeting
29 March	Correction in invitation to the Annual General Meeting
30 March	MOL Plc. announcement media
6 April	Documents for the Annual General Meeting
24 April	MOL acquired 100% stake in Matjushkinskaya Vertikal LLC
25 April	MOL established a natural gas trading company
26 April	Resolutions on the annual general meeting of MOL held on 26 april 2007
2 May	Share sale of MOL manager
4 May	Dividend announcement for the 2006 financial year
17 May	MOL-ExxonMobil agree to jointly examine unconventional resource potential
24 May	MOL decided on the development program in the Duna refinery
25 May	Share sale of MOL manager
29 May and 11 June	Acquisition of more than 5% influence in MOL
11 June	Successful exploration program jointly implemented by MOL and Magyar Horizont yields third natural gas discovery in a row in the Trans-Tisza region
21,22 and 25 June	Change in influence in MOL
22 June	Capital structure optimisation program of MOL
25,26,27,28 and 29 June	Purchase of treasury shares
25 June	MOL to pursue its own strategy
26 June	Share sale of MOL manager
27 June	New investment service provider
2,4,6,10,11,12,13,17,18, 19,20,23,24,25,26,27 and 30 July	Purchase of treasury shares
3,5 and 13 July	Change in MOL Treasury shares
9 July	MOL Plc. has received the gas trading licence
16 July	MOL to realise additional organic growth and cash generative opportunities
16 July	Rejection of OMV conditional approach
19 July	Successful cooperation between MOL and the Croatian Oil Company INA resulted in a discovery of a new natural gas field
31 July	MOL signs agreement to purchase 100% of Italiana Energia e Servizi (IES) in North Italy
1,2,3,6,7,8,9,10,11,14,15,16, 17,21,22,27 and 30 August	Purchase of treasury shares
2 August	MOL to purchase Tifon retail network in Croatia
30 August	Memorandum of Understanding on Strategic Alliance signed between CEZ and MOL
3 September	New MOL-INA cross-border exploration project New phase in the partnership cooperation in Potony - Novi Gradac region
3,4,5 and 6	Purchase of treasury shares
5 September	The Board of Directors of MOL decided on the capital increase of the company
7 September	Change in influence in MOL
7 September	Proposed mining royalty changes in Hungary are not expected to have material impact on MOL's profitability in the medium term
10 September	The Court of Registration has registered the capital increase of MOL
17 September	Change in the share ownership of senior executives
24 September	MOL has no information on OMV's new inquiry
25 September	MOL's position to OMV's conditional declaration of intent
26 September	Change in influence in MOL
3 October	MOL signs a EUR 2.1 billion revolving credit facility agreement
9 October	MOL signed Memorandum of Understanding with Quatar Petroleum International
31 October	Closure of the purchase of Tifon, a fuel retail and wholesale company in Croatia
6 November	MOL signs an agreement to acquire a 40% interest in a new offshore block in Cameroon
7 November	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Akri-Bijeel exploration block
7 November	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Shaikan exploration block

Announcement date	
16 November	MOL completes the acquisition of 100% of Italiana Energia e Servizi (IES) in North Italy
19 November	Change in influence in MOL
4 December	MOL's announcement in respect of OMV's statement
4 December	Change in influence in MOL
5 December	New initiative to establish a joint transmission company to operate an Integrated Central and South-East European gas pipeline network
13 December	Extension of option rights on MOL shares held by BNP Paribas
13 December	MOL standpoint on Hungarian Financial Supervisory Authority's resolution
17 December	Change in influence in MOL
17 December	MOL and the Libyan Investment Authority signs a Memorandum of Understanding
19 December	Ratio change in MOL ADRs
20 December	Change in influence in MOL
20 December	CEZ and MOL created strategic alliance focusing on gas-fired power generation
29 December	Number of voting rights at MOL Plc
2008	
18 January	MOL has signed a Memorandum of Understanding with the Indian ONGC
22 January	MOL continue its capital optimization program
22, 23, 25, 28, 29, 30 and 31 January	Purchase of treasury shares
23 January	Closing of share purchase transaction between MOL and CEZ
25 January	Change in influence in MOL (CEZ)
25 January	Change in influence in MOL (OTP Plc)
31 January	Number of voting rights at MOL Plc
1 February	MOL's statement on EC merger notification
1,4 February	Purchase of treasury shares

APPENDIX IX

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2005	31 Dec 2006	31 March 2007	30 June 2007	30 Sep 2007	31 Dec 2007
Foreign investors (mainly institutional)	58.2	58.6	58.1	49.1	36.4	31.7
OMV	10.0	10.0	10.0	10.0	10.0	20.2
BNP Paribas	6.9	8.2	8.3	8.3	8.2	8.3
Magnolia	0.0	5.5	5.5	5.5	5.5	5.5
MFB Invest Ltd.	0.0	0.0	0.0	0.0	0.0	10.0
OTP Bank Plc.	0.6	0.9	0.6	8.5	9.2	9.2
Bank Austria Creditanstalt AG	0.9	0.4	0.4	5.4	5.4	0.0
ÁPV Zrt. (Hungarian State Privatisation and Holding Company)	11.7	0.0	0.0	0.0	0.0	0.0
Domestic institutional investors	4.0	5.2	5.1	4.0	15.0*	4.6
Domestic private investors	2.4	2.5	3.0	1.6	2.0	2.2
MOL Plc. (treasury shares)	6.8	10.0	10.0	7.6	8.3	8.3

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory
* Includes 10% stake lent to MFB Invest Zrt

On 5 September 2007, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 109,330,376,578 to HUF 109,675,502,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 10 September 2007, the Court of Registration registered the capital increase.

According to the Share Register and the shareholders notifications, five shareholders had more than 5% voting rights in MOL Plc. on 31 December 2007: OMV having 22.0 %, MFB Invest Ltd. having 10.9%, OTP Bank Plc. having 10.0%, BNP Paribas having 9.1% and Magnolia having 6.0% voting rights in MOL. Please note that the voting rights are calculated as the number of shares held to total shares less treasury stock. According to the Articles of Association no shareholder or shareholder group may exercise more than 10% of the voting rights.

Shareholders announcement and notification on influence

11 May 2007:	KAFIJAT Zrt. announced that its indirect influence in MOL increased to 5.3%.
30 May 2007:	"The Capital Group Companies, Inc." announced that its influence decreased to 4.9957% (4,917,366 ordinary shares).
20 June 2007:	AllianceBernstein L.P. and AXA Investment Management announced that there joint influence decreased to 2.60% (2,557,617 shares) by 8 June 2007
22 June 2007:	OTP Bank Plc announced that its influence increased to 9.098% (9,752,158 shares).
25 June 2007:	Vienna Capital Partners Unternehmensberatungs AG (VCP) announced that following share purchase agreements with Firthlion and Charing Investment Ltd (majority-owned by KAFIJAT Zrt), the direct influence of VCP in MOL increased to 6.186% (6,086,709 shares). Following this, VCP as seller and OMV Clearing and Treasury GmbH (OMV) as buyer signed share purchase agreement, and as a consequence the influence of VCP in MOL decreases below 5%.
5 July 2007	MOL lent and transferred 9,379,116 treasury shares to MFB invest Zrt.
13 July 2007	MOL lent and transferred additional 1,553,884 treasury shares to MFB Invest Zrt., therefore the equity interest of MFB increased to 10%.
7 Sep 2007	OTP Bank Plc announced that its influence in MOL increased to 10% (10,047,991 shares).
25 Sep 2007	OMV announced that its equity interest in MOL increased to 20.2%
26 Sep 2007	OTP Bank Plc announced that its influence in MOL decreased to 9.998% (10,058,148 shares).
19 Nov 2007	OTP Bank Plc announced that its influence in MOL increased to 10.0088% (10,069,393 shares).
4 Dec 2007	OTP Bank Plc announced that its influence in MOL decreased to 9.97% (10,026,188 shares).
17 Dec 2007	OMV AG notified the company that due to the amendment of Capital Market Act. its voting rights equals to 22.05% (21,709,488 MOL ordinary shares and 470,000 ADRs)
17 Dec 2007	MFB Invest Ltd notified the company that due to the amendment of Capital Market Act. its voting rights equals to 10.87% (10,933,000 shares)
19 Dec 2007	MFB Invest Ltd notified the company that its voting rights increased to 10.01% (10,072,890 shares)
24 Jan 2008	CEZ MH B.V. notified the company that according to the financial close of share purchase agreement between MOL and CEZ, the direct voting rights of CEZ MH B.V. and the indirect voting rights of CEZ a.s. increased to 7.1% (7,677,285 shares)

These changes have not always been registered in the share register.

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2007.09.30			9,070,019
2007.12.31			9,070,019
2007.01.22	Purchase on BSE	73,000	9,143,019
2007.01.23	Sell to CEZ	7,677,285	1,465,734
2007.01.23-2007.02.01	Purchase on BSE	618,455	2,084,189
2007.02.01			2,084,189

Changes in organisation and senior management:

As of January 1, 2007 László Geszti was appointed to the position of the Retail Services Division Managing Director. László Geszti was previously delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 December 2006	30 September 2007	31 December 2007
Hungary	358	359	357
Slovakia	210	209	209
Italy	0	0	183
Romania	120	121	122
Croatia	0	0	35
Austria	33	34	34
Czech Republic	30	30	30
Slovenia	10	10	10
Serbia	11	18	19
Other markets	2	0	2
Total MOL Group filling stations	**774**	**781**	**1001**

▶ **MOL Plc.**

INVESTOR NEWS

13 February 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 12 February 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 53,031 treasury shares at an average price of 23,353 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 2,273,774 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

14 February 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 13 February 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 80,537 treasury shares at an average price of 24,088 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 2,354,311 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

15 February 2008

MOL published its Exploration and Development Update

MOL hereby informs capital market participants that today it published an overview of its exploration and production portfolio, the key achievements of 2007 and main projects of the company, which provides a good basis for organic growth in the next years in the upstream business.

In Hungary MOL's main goal is to maintain the optimal production level keeping the top-European profitability. To achieve it MOL started strong field development to put into operation its existing reserves and parallel carries out intensive exploration to discover new reserves. MOL intends to start new EOR/EGR projects and participates in unconventional gas exploration opportunities, as a first step together with ExxonMobil.

In the international arena MOL continues the development of its acquired Russian assets and the already discovered Pakistani reserves and started to develop a stronger, balanced portfolio with significant upside opportunities at appropriate geologic and technical risk level.

From 2008, MOL will also publish its P1+2 reserves according to SPE, which, in the opinion of the company, provides a more realistic view of the company's reserves position.

MOL's 31. December 2007. preliminary SEC gross proved reserves were 255.4 MMboe (without 25% of INA d.d. reserves, which will be available later, after INA's official publication), reflecting also a reduction of 15.8 MMboe in respect of the reserves of the Szőreg-1 field, sold during 2007 to be converted into an Underground Gas Storage facility. Preliminary SPE P1 figures are higher at 277.2 MMboe, while preliminary SPE P1+2 figures are at 340.6 MMboe. (MOL's 2006 year-end Hungarian and International SEC gross proved reserves were 266,3 MMboe, but our reserves data contained MOL's entitlement to 25% of INA d.d.'s reserves (65,3 MMboe) also.)

The reserves estimates at this stage are considered to be as preliminary, subject to the final decisions of MOL's internal Reserves Assessment Committee. Final date, which will contain the proportionate INA reserves will be published in the company's 2007 Annual Report.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Corporate Communications	+ 36 1 464 1351
Brunswick Group LLP	
Patrick Handley	+ 44 797 498 2395
Camilla Gore	+ 44 783 450 2483

END